SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                              --------------------

                          CONCENTRA MANAGED CARE, INC.
                                (Name of Issuer)

                          CONCENTRA MANAGED CARE, INC.
                      (Name of Person(s) Filing Statement)

                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                  4.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of class of Securities)

                                    20589TAA1
                                    674623AA1

                                    20589TAB9
                                    20589TAC7
                      (CUSIP Number of Class of Securities)


                                DANIEL J. THOMAS
                          CONCENTRA MANAGED CARE, INC.
                                 312 UNION WHARF
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 367-2163

                                 WITH COPIES TO:

       OTHON A. PROUNIS, ESQ.                   RICHARD A. PARR II
     REBOUL, MACMURRAY, HEWITT,            CONCENTRA MANAGED CARE, INC.
          MAYNARD & KRISTOL                    5080 SPECTRUM DRIVE
        45 ROCKEFELLER PLAZA                 SUITE 400, WEST TOWER
      NEW YORK, NEW YORK 10111                ADDISON, TEXAS 75001
           (212) 841-5700                        (800) 232-3550

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                July 20, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

     Transaction Valuation*                Amount Of Filing Fee
     $328,281,875                          $65,657

     * For purposes of calculating amount of filing fee only. The purchase price of the 6% Convertible Subordinated Notes Due 2001 (the "6% Notes'), as described herein, is $1,002.50 per $1,000 principal amount of the 6% Notes. As of July 19, 1999, there were $97,750,000 aggregate principal amount of the 6% Notes outstanding, resulting in an aggregate purchase price, assuming all 6% Notes are tendered, of $97,994,375. The purchase price of the 4.5% Convertible Subordinated Notes Due 2003 (the "4.5% Notes"), as described herein, is $1,001.25 per $1,000 principal amount of the 4.5% Notes. As of July 19, 1999, there were $230,000,000 aggregate principal amount of the 4.5% Notes outstanding, resulting in an aggregate purchase price, assuming all 4.5% Notes are tendered, of $230,287,500.The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended equals 1/50th of one percent of $328,281,875 which is the total purchase price for the 6% Notes and the 4.5% notes..

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount previously paid:      NONE            Filing party:     NOT APPLICABLE
                           -------                           -----------------
Form or registration no.:    NOT APPLICABLE  Date filed:       NOT APPLICABLE
                           -----------------                 -----------------


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ITEM 1.           SECURITY AND ISSUER.

         (a) The issuer is Concentra Managed Care, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 312 Union Wharf, Boston, Mass. 02109.

         (b) As of July 19, 1999, there was $97,750,000 aggregate principal amount of the 6% Convertible Subordinated Notes Due 2001 of the Company (the "6% Notes") outstanding and $230,000,000 aggregate principal amount of the 4.5% Convertible Subordinated Notes Due 2003 of the Company (the "4.5% Notes" and, together with the 6% Notes, the "Notes") outstanding. The Company is offering to purchase (i) all of its outstanding 6% Notes for a cash purchase price of $1,002.50 per $1,000 principal amount of 6% Notes, plus accrued and unpaid interest to, but not including, the date of payment and (ii) all of its outstanding 4.5% Notes for a cash purchase price of $1,001.25 per $1,000 principal amount of 4.5% Notes, plus accrued and unpaid interest up to, but not including, the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively. The Company is not aware that any of its directors, officers or affiliates will be tendering Notes pursuant to the tender offer. The information set forth under "Principal Terms of the Offers" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth under "Price Range of the Notes" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth under "Purpose and Background of the Offers" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (j) The information set forth under "Purpose and Background of the Offers", "Consolidated Pro Forma Financial Statements (Unaudited)" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

          During the past 40 business days, there have been no transactions in the Notes effected by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any directors or executive officers of the Company or any subsidiary of the Company.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth under "Purpose and Background of the Offers" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth under "Information Agent, Dealer Manager and Depositary" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION.

         (a) The information set forth under "Selected Consolidated Financial Data" of the Offer to Purchase is incorporated herein by reference. The following documents, which have been filed by the Company (File No. 1-12139) with the Securities and Exchange Commission are incorporated herein by reference:

             (1) Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 1998; and

             (2) Quarterly Report of the Company on Form 10-Q/A for the fiscal year ended March 31, 1998; and

         (b) The information set forth under "Consolidated Pro Forma Financial Statements (Unaudited)" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

         (a) The information set forth under "Purpose and Background of the Offers" is incorporated herein by reference.

         (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13E-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws.

         (c) Not applicable.

         (d) None.

         (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase
         (a)(2)   Letter of Transmittal
         (a)(3)   Notice of Guaranteed Delivery
         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees


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



         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
         (a)(7)   Form of Summary Advertisement dated July 20, 1999
         (a)(8)   Text of Press Release dated July 20, 1999
         (a)(9) Proxy Statement of Concentra Managed Care, Inc. on Schedule 14A filed on July 16, 1999 (Incorporated by reference under File No. 1-12139
         (b)(1) Commitment Letter dated February 28, 1999 from Chase Securities Inc., The Chase Manhattan Bank, DLJ Capital Funding, Inc., Credit Suisse First Boston and Fleet National Bank (incorporated by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (b)(2) Letter dated February 24, 1999 from Chase Capital Partners (incorporated by reference to Exhibit (a)(2) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (b)(3) Letter dated March 1, 1999 from WCAS Capital Partners III, L.P. (incorporated by reference to Exhibit (a)(3) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (c) Amended and Restated Agreement and Plan of Merger, dated as of March 24, 1999, between Yankee Acquisition Corp. and Concentra Managed Care, Inc. (incorporated by reference to
                  Exhibit 2.1 to the Form 8-K filed by Concentra Managed Care, Inc. on March 29, 1999)
         (d)      None
         (e)      None
         (f)      None




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



                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 20, 1999


                                             CONCENTRA MANAGED CARE, INC.



                                             By /s/ Richard Parr
                                               ------------------------------
                                                Name:Richard Parr
                                                Title:Executive Vice President
                                                      and General Counsel





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



                                  EXHIBIT INDEX

EXHIBIT NUMBER                      DESCRIPTION
--------------                      -----------

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
         (a)(7)   Form of Summary Advertisement dated July 20, 1999
         (a)(8)   Text of Press Release dated July 20, 1999]
         (a)(9) Proxy Statement of Concentra Managed Care, Inc. on Schedule 14A filed on July 16, 1999 (Incorporated by reference under File No. 1-12139
         (b)(1) Commitment Letter dated February 28, 1999 from Chase Securities Inc., The Chase Manhattan Bank, DLJ Capital Funding, Inc., Credit Suisse First Boston and Fleet National Bank (incorporated by reference to Exhibit (a)(1) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (b)(2) Letter dated February 24, 1999 from Chase Capital Partners (incorporated by reference to Exhibit (a)(2) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (b)(3) Letter dated March 1, 1999 from WCAS Capital Partners III, L.P. (incorporated by reference to Exhibit (a)(3) to the Schedule 13E-3 filed by Concentra Managed Care, Inc. on June 7, 1999)
         (c) Amended and Restated Agreement and Plan of Merger, dated as of March 24, 1999, between Yankee Acquisition Corp. and Concentra Managed Care, Inc. (incorporated by reference to
                  Exhibit 2.1 to the Form 8-K filed by Concentra Managed Care, Inc. on March 29, 1999)
         (d)      None
         (e)      None
         (f)      None


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